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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003.

Commission File Number 0-29602

ROYAL OLYMPIC CRUISE LINES INC.
(Translation of registrant's name into English)

87 Akti Miaouli, 18538 Piraeus, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This document contains 20 pages. The exhibit index is located on page 2.

        As described in the Exhibit Index below, on June 17, 2003, Royal Olympic Cruise Lines Inc. and certain of its subsidiaries entered into agreements with certain lenders. Copies of such agreements are filed herewith.

EXHIBIT INDEX

1.
Rescheduling of Principal Repayment Agreement between Olympic World Cruises Inc., Royal Olympic Cruise Lines Inc. and Kreditanstalt fur Wiederaufbau ("KFW"), dated June 17, 2003.

2.
Rescheduling of Principal Repayment Agreement between Royal World Cruises Inc., Royal Olympic Cruise Lines Inc. and KFW, dated June 17, 2003.

3.
Rescheduling of Principal Repayment Agreement between Ocean Quest Seacarriers Limited and Fortis Bank (Nederland) N.V. ("Fortis"), dated June 17, 2003.

4.
Rescheduling of Principal Repayment Agreement between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Royal Olympic Cruise Lines Inc., Solar Navigation Corp., Simpson Navigation Ltd., Valentine Oceanic Trading Inc. and Fortis, dated June 17, 2003.

5.
Rescheduling of Principal Repayment Agreement between Athena 2004 S.A., Caroline Shipping Inc., Elliniki Eteria Diepirotikon Grammon A.E., Solar Navigation Corp., Simpson Navigation Ltd., Valentine Oceanic Trading Inc. and Fortis, dated June 17, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2003

ROYAL OLYMPIC CRUISE LINES INC.
By:	/s/ YIANNOS PANTAZIS Yiannos Pantazis Chief Executive Officer

2

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EXHIBIT INDEX
SIGNATURES